03014991

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOX RUN ALPHA FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Fox Run Lane
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Klein (203)-629-1729
(Area Code- Telephone Number)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

MAR 21 2003

OATH OR AFFIRMATION

I, Peter Klein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Run Alpha Fund, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

My Commission Expires June 30, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

FOX RUN ALPHA FUND, LP

CONTENTS
December 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners
Fox Run Alpha Fund, LP

We have audited the accompanying statement of financial condition of Fox Run Alpha Fund, LP as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Run Alpha Fund, LP as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 18, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

FOX RUN ALPHA FUND, LP
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Due from Clearing Broker	$ 6,746,017
Securities Owned, at market value	4,057,169
Other Assets	18,793
Total Assets	$10,821,979
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold short, at market value	$ 3,798,215
Accrued expenses	110,295
Due to affiliate	18,144
Total liabilities	3,926,654
Partners' Capital	6,895,325
Total Liabilities and Partners' Capital	$10,821,979

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fox Run Alpha Fund, LP (the "Partnership") is a Delaware limited partnership registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the American Stock Exchange Inc. The Partnership was organized primarily to trade in securities.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned and securities sold short that are listed or traded on a United States securities exchange or listed on the Nasdaq national market are valued at their last reported sale price on the last business day of the year. Securities which are not listed are valued at the mean between the closing bid and ask prices.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by a single clearing broker. For financial reporting purposes, amounts owing to this broker are netted against amounts owing from this broker for all transactions, including securities trades, interest expense, interest income and dividends on long and short securities positions. At December 31, 2002, all of the securities owned and the amount due from broker reflected in the statement of financial condition are carried by the clearing broker. In addition, all of the securities sold short are owed to the same clearing broker. The cash and securities owned that are held by the clearing broker serve as collateral to ensure the Partnership's obligations with respect to the securities that it has sold short. Subject to the clearing agreement between the Partnership and the clearing broker, the clearing broker has the right to sell, loan or hypothecate the securities owned by the Partnership or to repurchase the securities that the Partnership has sold short. Under certain conditions, the cash held by the clearing broker or that which results from the clearing broker's loan or hypothecation of the Partnership's securities owned is required to be segregated by the clearing broker in compliance with Securities and Exchange Commission pronouncements. While the Partnership believes that the clearing broker complies with these pronouncements, it has no assurance that it does so.

The Partnership is subject to certain inherent risk arising from trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2002, services were provided to the Partnership by the General Partner, Fox Run Management LLC. For these services, the Partnership pays a fee of 1/4 of 1% of net assets quarterly (1% annually). At December 31, 2002, a balance of $18,144 is due to the General Partner.

4. PROVISION FOR INCOME TAXES: No provision is made in the accompanying financial statement for federal and state taxes since such liabilities are the responsibility of each Partner.

5. NET CAPITAL REQUIREMENTS: Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2002, the Partnership had net capital of $5,850,369 which exceeded its requirement of $100,000 by $5,750,369.